Exhibit 1

For Immediate Release

Pointer Telocation Ltd. Reports Results

for the Fourth Quarter and Full Year 2015

Financial Highlights

•	Full year revenues of $101 million;
•	Non-GAAP net income: $7.1 million for 2015; $1.3 million for Q4;
•	MRM service revenue grew by over 15% YoY in local currency terms;
•	MRM year-end total subscribers of about 180 thousand, grew up 10% YoY.

Rosh HaAyin, Israel, February 29, 2016, Pointer Telocation Ltd. (Nasdaq: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) services, announced today its financial results for the three month period and fiscal year ended December 31, 2015.

1

Financial Summary for the Fourth Quarter of 2015

Revenues were $25.7 million compared to $26.6 million in the fourth quarter of 2014, a decrease of 3.2%. The significant strengthening of the US Dollar in the period versus the various local currencies in which the Company generates sales, caused a reduction in the revenue level when translated into US Dollars. In local currency terms, revenues were similar to those of last year.

International activities for the fourth quarter of 2015 accounted for 31.3% of total revenue, compared to 40% in the fourth quarter of 2014.

Revenues from products were $7.5 million (29.3% of revenues) compared to $8.3 million (31% of revenues) in the fourth quarter of 2014, a decrease of 9.4%. Revenues from services were $18.1 million (70.7% of revenues) compared to $18.3 million (69% of revenues) in the fourth quarter of 2014, a decrease of 0.4%. In local currency terms, revenues from services increased by 7%.

Gross profit was $8.5 million (33.1% of revenues) compared to $8.7 million (32.9% of revenues) in the fourth quarter of 2014, a decrease of 2.6%.

Operating income on a GAAP basis was $0.5 million compared to operating income of $0.2 million in the fourth quarter of 2014. On a non-GAAP basis, operating income was $1.7 million (6.5% of revenues) compared with $2.3 million (8.8% of revenues), a decrease of 27.6%.

Net income (loss) on a GAAP basis was $(0.06) million or $(0.01) loss per diluted share compared with net income a $9.5 million income or $1.23 per diluted share in the fourth quarter of 2014.

Net income on a non-GAAP basis was $1.3 million (5.3% of revenues) compared to non-GAAP net income of $2.3 million (8.6% of revenues) in the fourth quarter of 2014, a decrease of 1.8%. Fully diluted earnings based on non-GAAP net income in the fourth quarter were $0.23 per share, compared to $0.29 per share in the fourth quarter of 2014.

Adjusted EBITDA was $2.5 million compared with $2.6 million in the fourth quarter of 2014, a decrease of 2.1%. In local currency terms, EBITDA in Q4 2015 would have been $2.8 million an increase of 8% over the prior period.

2

Financial Summary for the Full Year of 2015

Revenues for 2015 were $100.9 million compared to $105.3 million in 2014, a decrease of 4.1%. In local currency terms, revenues increased by 3% compared with last year.

International activities for 2015 accounted for 35.4% of total revenues compared to 33% in 2014.

Revenues from products were $28.6 million (28.4% of revenues) compared to $33.1 million (31% of revenues) in 2014, a decrease of 13.5%. Revenues from services were $72.3 million (71.6% of revenues) compared to $72.2 million (69% of revenues) in 2014, an increase of 0.2%. In local currency terms, revenues from services increased by 7%.

Revenues from the MRM business were $60.4 million, compared with $65.3 million in 2014, a decrease of 7.6%. MRM service revenues were $38.2 million, compared with $37.5 million in 2014, an increase of 1.7%. In local currency terms, MRM service revenues grew by 15% over 2014.

Gross profit was $34.1 million (33.9% of revenues) in 2015, a decrease of 3.8% compared to $35.6 million (33.8% of revenues) in 2014. Non-GAAP gross profit in the MRM business was $29.1 million (48.2% of revenues) compared with $31.0 million (45.3% of revenues) in 2014, a decrease of 6.2%.

Operating income on a GAAP basis was $6.1 million (6% of revenues) in 2015 compared to operating income of $6.6 million (6.5% of revenues) in 2014. Operating income on a non-GAAP basis was $8.0 million (8% of revenues) in 2015 compared to non-GAAP operating income of $9.4 million (9.0% of revenues) in 2014.

Operating income on a non-GAAP basis at the MRM business was $7.1 million in 2015, compared with $9.1 million in 2014, a decrease of 22.7%.

Net income on a GAAP basis was $3.8 million (3.8% of revenue) or $0.50 per diluted share in 2015, compared to $12.7 million (12% of revenues) or $1.74 per diluted share in 2014. Net income on a non-GAAP basis was $7.2 million (7.2% of revenues) or $0.9 per diluted share, compared to non-GAAP net income of $7.9 million (7.5% of revenues) or $1.02 in 2014.

Adjusted EBITDA was $11.3 million (11.2% of revenues), compared to $12.5 million (11.9%) in 2014, a decrease of 9.9%. In local currency terms, EBITDA in 2015 would have been $12.0 million, a decrease of 4%.

In connection with Pointer’s plan to spin-off its Shagrir business to shareholders, Pro-forma information providing certain details of the financial performance of the Shagrir RSA business and MRM business separately, are provided in Exhibit A for informational purposes only.

3

Management Comment

David Mahlab, Pointer's Chief Executive Officer, commented on the results: “While we faced significant currency headwinds in 2015 impacting our financial results, as we move into 2016, we are increasingly optimistic. Despite the economic slowdown in Brazil, we are now seeing improving activity and growing interest for our services, and we are participating in an increasing number of new tenders. Looking ahead, we expect to resume our subscriber base growth in this region in 2016.”

Continued Mr. Mahlab, “Our MRM software as a service business, is growing nicely in local currency terms, and we have been successful in attracting new subscribers for our services, growing by 10% year-over-year. We are launching new MRM related products and services, in particular for the large connected-car markets as well as the Internet of Things space. In 2016, we expect our MRM business to continue to grow, benefitting from the growth in subscribers as well as the recurring revenues from our subscriber base. We look forward to reaping the fruits of our solid subscriber growth as well as from our new products and services in the year ahead.”

Conference Call Information

Pointer Telocation's management will host a conference call with the investment community today, Monday, February 29th, 2016 to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 9:30 AM Eastern Time, 4:30 PM Israel time.

To participate in the call, please dial in to one of the teleconference numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA: +1-888-668-9141

From Israel: 03-918-0609

A replay will be available the following day on the Company’s website: www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

4

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, amortization and impairment of goodwill and intangible assets, the effects of non-cash stock-based compensation expense, profit raise from gaining control in subsidiary previously treated by the equity method, and related goodwill adjustment.

We calculate non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization and impairment of long lived assets, non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets, profit raise from gaining control in subsidiary previously treated by the equity method, acquisition related goodwill adjustment, onetime ‘other expense’ related to the termination cost of a former general manager of a Pointer subsidiary and restructuring in a subsidiary, loss from sale of subsidiary, one time financial expenses resulting from the devaluation of Israeli Shekel denominated bank deposits and non-cash tax income from raised tax asset.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information, please visit http://www.pointer.com

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2015	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,347	$8,557
Restricted cash	-	62
Trade receivables	18,402	19,032
Other accounts receivable and prepaid expenses	2,040	1,853
Inventories	4,866	6,133
Deferred tax asset	1,137	901
Property and equipment held for sale	282	1,034

Total current assets	36,074	37,572

LONG-TERM ASSETS:
Long-term accounts receivable	490	408
Severance pay fund	8,186	8,609
Property and equipment, net	9,112	10,075
Other intangible assets, net	816	1,950
Goodwill	46,753	48,941
Deferred tax asset	2,007	3,449

Total long-term assets	67,364	73,432

Total assets	$103,438	$111,004

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2015	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$4,903	$7,478
Trade payables	11,778	11,460
Deferred revenues and customer advances	5,843	6,420
Other accounts payable and accrued expenses	7,928	8,972

Total current liabilities	30,452	34,330

LONG-TERM LIABILITIES:
Long-term loans from banks	8,565	12,046
Long-term loans from shareholders and others	179	997
Deferred taxes and other long-term liabilities	79	298
Accrued severance pay	9,128	9,537

Total long term liabilities	17,951	22,878

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	5,770	5,705
Additional paid-in capital	128,441	129,618
Accumulated other comprehensive loss	(6,285)	(2,909)
Accumulated deficit	(71,822)	(75,767)

Total Pointer Telocation Ltd's shareholders' equity	56,104	56,647

Non-controlling interest	(1,069)	(2,851)

Total equity	55,035	53,796

Total liabilities and shareholders' equity	$103,438	$111,004

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,		Three months ended December 31,
	2015	2014	2015	2014
Revenues:
Products	$28,617	$33,099	$7,534	$8,316
Services	72,307	72,191	18,186	18,258

Total revenues	100,924	105,290	25,720	26,574

Cost of revenues:
Products	17,003	19,279	4,428	4,561
Services	49,739	50,461	12,792	13,276

Total cost of revenues	66,742	69,740	17,220	17,837

Gross profit	34,182	35,550	8,500	8,737

Operating expenses:
Research and development	3,409	3,390	875	784
Selling and marketing	12,063	11,219	3,190	2,760
General and administrative	10,991	11,883	2,829	2,966
Other general and administrative expenses	-	683	-	683
Other (income) loss	2	(288)	2	-
Amortization of intangible assets	735	994	169	205
Impairment of intangible and tangible assets	917	1,122	917	1,122

Total operating expenses	28,117	29,003	7,982	8,520

Operating income	6,065	6,547	518	217
Financial expenses, net	869	2,424	332	700
Other expenses (income)	(6)	232	(18)	238

Income (loss) before taxes on income	5,202	3,891	204	(721)
Tax expenses (income)	1,404	(8,849)	262	(10,217)

Income after taxes on income	3,798	$12,740	(58)	9,496
Equity in gains of affiliate	-	-	-	-

Net income	$3,798	$12,740	$(58)	$9,496

Profit (loss) from continuing operations attributable to:
Equity holders of the parent	3,945	13,453	(40)	9,824
Non-controlling interests	(147)	(713)	(18)	(328)

	$3,798	$12,740	$(58)	$9,496

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share	$0.51	$1.81	$(0.01)	$1.27

Diluted net earnings (loss) per share	$0.50	$1.74	$(0.01)	$1.23

Weighted average - Basic number of shares	7,725,246	7,446,707	7,725,653	7,688,564

Weighted average - fully diluted number of shares	7,938,489	7,726,653	7,881,751	7,945,839

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2015	2014	2015	2014
Cash flows from operating activities:

Net income (loss)	$3,798	$12,740	$(58)	$9,496
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,959	4,767	1,013	1,176
Impairment of tangible and intangible assets	917	1,122	917	1,122
Gain from a bargain purchase	-	-	-	-
Accrued interest and exchange rate changes of debenture and long-term loans	26	17	22	4
Accrued severance pay, net	18	56	37	(57)
Gain (loss) from sale of property and equipment, net	(143)	(95)	(55)	35
Amortization of stock-based compensation	309	375	64	90
Decrease in restricted cash	62	19	-	1
Decrease (increase) in trade receivables, net	(236)	(1,141)	57	155
Decrease (increase) in other accounts receivable and prepaid expenses	(418)	(21)	(184)	270
Decrease (increase) in inventories	733	(462)	613	(179)
Decrease (increase) in long-term accounts receivable	(91)	126	15	133
Increase (decrease) in Deferred tax asset	869	(9,120)	318	(10,205)
Increase (decrease) in trade payables	749	(654)	453	186
Increase (decrease) in other accounts payable and accrued expenses	(936)	(1,845)	104	(241)

Net cash provided by operating activities	9,616	5,596	3,316	1,986

Cash flows from investing activities:

Purchase of property and equipment	(3,616)	(4,458)	(1,105)	(1,254)
Proceeds from sale of property and equipment	1,266	1,529	437	418
Acquisition of Subsidiary (a)	-	(688)	-	-
Proceeds from sale of investments in previously consolidated subsidiaries (b)	-	(41)	-	(41)

Net cash used in investing activities	(2,350)	(3,658)	(668)	(877)

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2015	2014	2015	2014

Cash flows from financing activities:

Receipt of long-term loans from banks	14,846	12,577	(313)	(308)
Repayment of long-term loans from banks	(19,393)	(8,986)	(990)	(1,906)
Repayment of long-term loans from shareholders	-	(301)	-	52
Repurchase of shares from non-controlling interests	-	(7,740)	-	-
Proceeds from issuance of shares	15	10,065	-	-
Short-term bank credit, net	(832)	(1,640)	(610)	734

Net cash provided by (used in) financing activities	(5,364)	3,975	(1,913)	(1,428)

Effect of exchange rate changes on cash and cash equivalents	(1,112)	(705)	432	(115)

Increase (decrease) in cash and cash equivalents	790	5,208	1,167	(434)
Cash and cash equivalents at the beginning of the period	8,557	3,349	8,180	8,991

Cash and cash equivalents at the end of the period	$9,347	$8,557	$9,347	$8,557

(a)	Acquisition of subsidiary:
	Working capital (Cash and cash equivalent excluded)	-	221	-	-
	Property and equipment	-	565	-	-
	Other intangible assets	-	190	-	(48)
	Goodwill	-	(288)	-	48
	Long term loans from banks and others	-	-	-	-
	Investment in subsidiary previously treated by the equity method	-	-	-	-

		-	$688	$-	$-

(b)	Proceeds from sale of investments in previously consolidated subsidiaries:
	Working capital (Cash and cash equivalent excluded)	-	(18)	-	(18)
	Property and equipment	-	(30)	-	(30)
	Long term loans from banks and others	-	5	-	5
	Minority Interest	-	(125)	-	(125)
	Loss from sale of subsidiaries	-	209	-	209

		$-	$41	-	$41

(c)	Non-cash activity:

	Issuance of shares in respect of acquisition of non-controlling interests in subsidiary	$-	$11,385	$-	$11,368

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

	Year ended December 31,		Three months ended December 31,

	2015	2014	2015	2014

GAAP gross profit	$34,182	$35,550	$8,500	$8,737
Stock-based compensation expenses	11	10	2	3
Non-GAAP gross profit	34,192	$35,560	8,502	$8,740

GAAP operating expenses	$28,117	$29,003	$7,982	$8,568
Stock-based compensation expenses	298	380	62	96
Amortization and impairment of long lived assets	1,652	2,116	1,086	1,327
Other expenses of termination costs and restructuring in subsidiary	-	683	-	683
Acquisition related goodwill adjustment	-	(288)	-	48
Non-GAAP operating expenses	$26,167	$26,112	$6,834	$6,414

GAAP operating income	$6,065	$6,547	$518	$169

Non-GAAP operating income	$8,025	$9,448	$1,668	$2,326

GAAP net income	$3,798	$12,740	$(58)	$9,448
Stock-based compensation	309	390	64	99
Amortization and impairment of long lived assets	1,652	2,116	1,086	1,327
Acquisition related goodwill adjustment	-	(288)	-	48
Profit raise from gaining control in subsidiary previously treated by the equity method	-	-	-	-
Other expenses of termination costs and restructuring in subsidiary	-	683	-	683
Loss from sale of subsidiary	-	209	-	209
Financial expenses resulting from the devaluation of Israeli Shekel denominated bank deposits	-	498	-	-
Non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	-	1,379	-	320
Non cash tax (income) expenses	1,404	(9,799)	262	(9,799)
Non-GAAP net income	$7,163	$7,928	$1,354	$2,335

Non-GAAP net income per share - Diluted	$0.90	$1.02	$0.20	$0.29
Non-GAAP weighted average number of shares - Diluted*	7,938,489	7,726,653	7,881,751	7,945,839

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Adjusted EBITDA

	Year ended December 31,		Three months ended December 31,
	2015	2014	2015	2014

GAAP Net income as reported:	$3,798	$12,740	$(58)	$9,448

Financial expenses, net	869	2,424	332	700
Tax on income	1,404	(8,849)	262	(10,217)
Profit raise from gaining control in subsidiary previously treated by the equity method and acquisition related goodwill adjustment	-	(288)	-	48
Stock based compensation expenses	309	390	64	99
Loss from sale of subsidiary	-	209	-	209
Depreciation, amortization and impairment of goodwill and intangible assets	4,876	5,889	1,930	2,298

Adjusted EBITDA	$11,256	$12,515	$2,530	$2,585

- - - - - - - - - - - -

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Exhibit A*

U.S. dollars in thousands

	Year ended December 31, 2015			Year ended December 31, 2014 (**)
	Unaudited			Unaudited
	MRM	RSA	Total	MRM	RSA	Total
Revenues:
Products	22,267	6,351	28,617	27,855	5,244	33,099
Services	38,160	34,147	72,307	37,522	34,670	72,191
Total Revenues	60,426	40,498	100,924	65,377	39,913	105,290

Non-GAAP Cost of Revenues	31,307	35,427	66,734	34,334	35,396	69,730

Non-GAAP Gross Profit	29,121	5,071	34,192	31,043	4,517	35,560
	48.2%	12.5%	33.9%	47.5%	11.3%	33.8%
Non-GAAP Operating expenses:
Research and development, net	3,409	-	3,409	3,390	-	3,390
Selling and marketing	10,326	1,738	12,063	9,334	1,886	11,219
General and administrative	8,282	2,413	10,695	9,132	2,371	11,503

Non-GAAP Operating Expenses	22,017	4,150	26,167	21,855	4,257	26,112

Non-GAAP Operating Income	7,105	920	8,025	9,187	260	9,448

(**)	Note that certain figures for the year ended December 31, 2014 have been slightly revised from the previously reported figures as a result of allocation between segments and spin off the Car2Go subsidiary together with Shagrir, our RSA business.

Contact:

Zvi Fried, V.P. and Chief Financial Officer Ehud Helft, GK Investor Relations

Tel.: +972-3-572 3111 Tel: +1 646 201 9246

E-mail: zvif@pointer.com E-mail: pointer@gkir.com

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